SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-FOURTH

BOARD OF DIRECTORS’ MEETING

1.

VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATES: November 7, 2018 at 2:00 p.m. and 8, 2018 at 9:00 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK – Executive Secretary; and DENISE TEIXEIRA GOMES – Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

184th Board of Director’s Meeting, 11.07.2018

I.	The Board of Directors unanimously approved the Interim Financial Statements for the third quarter of 2018.
II.	The Board of Directors received information on the execution of the Company's budget.
III.	The Board of Directors received a report from the Finance Committee.
IV.	The Board of Directors received a report on the progress of the Remediation Plan for UEG Araucária Ltda. - UEGA.
V.

The Board of Directors unanimously approved, with the requested adjustments: a) the performance evaluation model for the Board of Directors; b) the performance evaluation model for the Statutory Audit Committee, with the agreement of its members; c) the performance evaluation model for the Secretariat of Corporate Governance - SEC; and d) the schedule for the performance evaluation process for the 2018 cycle.

VI.	The Board of Directors unanimously resolved to approve relevant and strategic issues to be prioritized and addressed in Copel’s 2018 Integrated Report.
VII.

The Board of Directors received information on the status of the action plans and/or projects to mitigate the deficiencies pointed out by the independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, and formalized a commitment towards its implementation.

VIII.

The Board of Directors received the 2018 planning made by the independent auditors Deloitte Touche Tohmatsu Auditores Independentes and expressed a favorable opinion regarding the confirmation of its independence.

IX.

The Board of Directors took knowledge, by means of the independent auditors Deloitte Touche Tohmatsu Auditores Independentes, on matters related to the management of fraud risks and the mitigation processes adopted.

X.	The Board of Directors received information on studies carried regarding the possibility of Copel accessing the Level 2 Governance of Brasil, Bolsa, Balcão - [B]³.
XI.	The Board of Directors received information on its affiliate Sercomtel Telecomunicações S.A.

184th Board of Director’s Meeting, continued on 11.08.2018

XII.	The Board of Directors evaluated the work that reviewed the 2019-2028 Strategic Planning, suggested adjustments and resolved that the matter will return for discussion at the next meeting.
XIII.

The Board of Directors unanimously resolved to: a) approve the proposal for the 2019 budget; b) approve a reduction of the Company’s investment program foreseen for 2018; and c) approve the limits for commitment of budget for future fiscal years.

XIV.	The Board of Directors unanimously resolved to approve the Company’s Shareholding Policy.

XV.

The Board of Directors unanimously resolved to ratify the approval of Copel concerning the Annual Chart of Public Policies and Corporate Governance, formally and electronic registered by all members of this Board.

XVI.	The Board of Directors unanimously approved the calendar of the Board’s meetings for 2019.
XVII.	The Board of Directors unanimously resolved to approve the termination of SPE Paraná Gás Exploração e Produção S.A.
~~XVIII.~~	The Board of Directors unanimously resolved to approve the sale of Copel’s interest in Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.
XIX.	The Board of Directors received information on Copel’s participation in the Eletrobras Auction 01/2018 - SPE Uirapuru Transmissora de Energia S.A.
XX.	The Board of Directors received information on the structuring of the Strategic Plan of Natural Gas for Paraná.
XXI.	The Board of Directors received information on Aneel’s Transmission Auction 04/2018.
XXII.	The Board of Directors received the report from the Company’s Audit Committee on several matters.
XXIII.	The Board of Directors received the report from the Company’s CEO on several corporate matters.

5. SIGNATURES: MAURICIO SCHULMAN – Chairman of the Presiding Board; JONEL NAZARENO IURK – Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MAURO RICARDO MACHADO COSTA; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 184th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s proper book No. 10.

DENISE TEIXEIRA GOMES

Secretária

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 8, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.